September 8, 2009

Via EDGAR and Overnight Delivery

Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Mail Stop 3720
Washington, DC 20549

Re:	ZST Digital Networks, Inc.
Registration Statement on Form S-1, Amendment No. 1
Filed on August 21, 2009
File No. 333-160343

On behalf of ZST Digital Networks, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Pre-Effective Amendment No. 2 on Form S-1/A (“Amendment No. 2”) to the registration statement on Form S-1 that was originally filed on June 30, 2009, as amended by Amendment No. 1 on Form S-1/A that was filed on August 21, 2009 (“Amendment No. 1”).  We are also forwarding to you via Federal Express two courtesy copies of this letter and Amendment No. 2, in a clean and marked version to show changes from Amendment No. 1.  We have been advised that changes in Amendment No. 2 compared against Amendment No. 1, as submitted herewith in electronic format, have been tagged.

Based upon the Staff’s review of Amendment No. 1, the Commission issued a comment letter dated August 27, 2009.  The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence.  For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

Risk Factors, page 4

We may be exposed to risks relating to our disclosure controls..., page 17

1.
Comment:  We note your disclosure that management concluded that your disclosure controls and procedures were not effective as of March 31, 2009.  Revise your risk factor to discuss more specifically why management concluded that disclosure controls and procedures were not effective.  For example, we note that one factor was the late filing of your Quarterly Report on Form 10-Q.  Revise to describe more specifically what factors led to the late filing.

Larry Spirgel
September 8, 2009

Response:  We respectfully note your comment and have revised the risk factor to discuss more specifically why management concluded that disclosure controls and procedures were not effective and what factors led to the late filing of our Quarterly Report on Form 10-Q.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Liquidity and Capital Resources, page 29

2.
Comment: We note your response to prior comment 16 from our letter dated July 28, 2009.  As presented, your revised disclosure still does not provide a clear understanding of your ability to generate cash and meet existing and known or reasonably likely short- and long-term cash requirements.  Revise to provide not only a “discussion,” but an “analysis” of historical information as well as known trends, demands, commitments, events or uncertainties that are reasonably likely to result in your liquidity increasing or decreasing in any material way.

Response:  We respectfully note your comment and have revised the disclosure to provide an analysis of historical information as well as known trends, demands, commitments, events or uncertainties that are reasonably likely to result in our liquidity increasing or decreasing in any material way.

Description of Business, page 32

3.
Comment:  We note your response to prior comment 19 from our letter dated July 28, 2009.  In your response, you note that you have revised your disclosure to include a map of China highlighting your range of service.  The map on page 33, however, only highlights the range of service within the Henan Province.  Please revise to include a map of China highlighting your range of service.

Response: We respectfully note your comment and have revised the section to include a map of China highlighting our range of service.

Research and Development, page 37

4.
Comment:  We note your response to prior comment 25 from our letter dated July 28, 2009.  Given your statement regarding the critical nature of research and development activities, please further revise to further explain why your research and development expenses, regardless of reimbursement, have been $0 for 2009 to date.

Larry Spirgel
September 8, 2009

Response:  We respectfully note your comment and have further revised the disclosure to further explain why our research and development expenses, regardless of reimbursement, have been $0 for 2009 to date.

Revenue Recognition, page F-12

5.
Comment:  We note your response to comment 29 from our letter dated July 28, 2009.  You state that the customer’s obligation to you would not be changed in the event of theft or physical destruction or damage of the product because you entrust the supplier to ship the product to the customer.  To help us better understand your basis for recognizing revenue of your IPTV devices upon shipment, please clarify for us which party bears the liability for goods lost or damaged in transit to the buyer.

Response: We respectfully note your comment and further revised to clarify which party bears the liability for goods lost or damaged in transit to the buyer.

Foreign currency translation, page F-13

6.
Comment:  We note your response to comment 33 from our letter dated July 28, 2998.  We have not been able to locate the revisions noted in your response.  Since substantially all of your operations are in the PRC, tell us why you are using the USD as the functional currency of ZST Digital.  It appears to us that all your operations including those of the parent company should be measured using the currency of the primary economic environment.

Response: We respectfully note your comment and have further revised the disclosure for the functional currency of ZST Digital.

As requested in the comment letter, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Larry Spirgel
September 8, 2009

Should you have any questions or require any additional information, please contact the undersigned at (310) 552-5565 or by facsimile at (310) 552-5578.

Sincerely,

/s/ Ayla A. Nazli

Ayla A. Nazli, Esq.

K&L Gates LLP

cc:	Zhong Bo, ZST Digital Networks, Inc., Chief Executive Officer

Thomas J. Poletti, Esq., K&L Gates LLP